[redacted]

08027586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Trust Portfolios L.P. & Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Warrenville Road, Suite 300
(No. and Street)

Lisle, IL 60563
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine 630 241 8798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker Chicago IL 60606
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/13/08

OATH OR AFFIRMATION

I, Mark Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BondWave LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KELLEY CHRISTENSEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES JULY 15, 2008

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Trust Portfolios L.P. and Subsidiaries

(SEC I.D. No. 8-43843)

Consolidated Statement of
Financial Condition as of December 31, 2007, and
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

AFFIRMATION

I, Mark Bradley, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated schedules pertaining to First Trust Portfolios L.P. and Subsidiaries, for the year ended December 31, 2007, are true and correct. I further affirm that neither the Partnership nor any partner proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Mark R Bradley
Signature

Chief Financial Officer
Title

Kelley Christensen
Notary Public

OFFICIAL SEAL
KELLEY CHRISTENSEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES JULY 15, 2008

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
First Trust Portfolios L.P. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of First Trust Portfolios L.P. and Subsidiaries (the "Partnership") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of First Trust Portfolios L.P. and Subsidiaries at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2008

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
CASH AND CASH EQUIVALENTS	$ 6,365,716
CASH SEGREGATED FOR REGULATORY PURPOSES	2,000,000
DEPOSITS WITH CLEARING ORGANIZATIONS	5,452,984
RECEIVABLES:	
Brokers, dealers, and clearing organizations	4,890,681
Deferred sales charge	1,033,902
Customers	72,371,511
Interest	81,587
Affiliates	12,078,124
Other	1,654,189
Total receivables	92,109,994
PREPAIDS	972,460
SECURITIES OWNED, PLEDGED AS COLLATERAL	12,787,590
PROPERTY, EQUIPMENT & LEASEHOLD IMPROVEMENTS—At cost, less accumulated depreciation and amortization of $2,821,736	1,541,684
GOODWILL	1,460,137
INTANGIBLE ASSETS:	
Licensing agreement, at cost, less accumulated amortization of $500,000	-
Software development costs, at cost, less accumulated amortization of $304,307	1,212,595
Total intangible assets	1,212,595
OTHER ASSETS	4,003,646
TOTAL ASSETS	$ 127,906,806
LIABILITIES AND PARTNERS' CAPITAL	
SHORT-TERM BANK BORROWINGS	$ 11,000,000
SECURITIES SOLD, NOT YET PURCHASED	1,956,285
PAYABLES:	
Brokers, dealers, and clearing organizations	46,095,027
Customers	1,731,646
Total payables	47,826,673
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	10,125,810
Total liabilities	70,908,768
PARTNERS' CAPITAL	56,998,038
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 127,906,806

See notes to consolidated statement of financial condition.

1. DESCRIPTION OF BUSINESS

Organization — First Trust Portfolios L.P. and Subsidiaries (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading, and distribution of unit investment trusts, closed-end mutual funds, exchange-traded funds, and other securities. The Partnership acts as the sponsor for various series of unit investment trusts including the FT Series, The First Trust Combined Series, The First Trust Special Situations Trust, and The First Trust GNMA (collectively, the "Trusts"). The Partnership also provides underwriting and distribution assistance to closed-end mutual funds and exchange traded funds advised or sub-advised by its affiliates. The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation controlled by the Robert D. Van Kampen family. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership has a majority and controlling interest in BondWave L.L.C. ("BondWave"), a Delaware limited liability company and a registered securities broker-dealer specializing in owning and developing an electronic system designed to aggregate retail demand in the fixed income securities marketplace in the United States of America and in foreign countries, and in providing licenses to third parties for the use of such system.

The Partnership also has a majority and controlling interest in Stonebridge Advisors L.L.C. ("Stonebridge"), a Delaware limited liability company, which was formed to engage in the business of acting as an investment advisor to clients in the United States and in foreign countries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated statement of financial condition includes the accounts of the Partnership and its majority-owned subsidiaries, BondWave and Stonebridge. The Partnership is engaged in a single line of business as a securities broker-dealer. All intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents — Cash and cash equivalents primarily consist of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash Segregated for Regulatory Purposes — Cash of $2,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased, other than units of unit investment trusts, are carried at quoted market values, amounts that approximate quoted values or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. Units of unit investment trusts are carried at redemption value, which represents market value. Proprietary securities transactions are recorded on a trade-date basis.

Customers' Securities Transactions — Customers' securities transactions are recorded on a trade-date basis.

Internal-Use Software — The Partnership capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). Subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Capitalized computer software costs are amortized using the straight-line method over a period of five years.

Office Furnishings and Equipment and Leasehold Improvements — Depreciation of office furnishings is computed using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Leasehold improvements are carried at cost and amortized over the shorter of the term of the applicable lease agreement or the life of the asset.

Goodwill — Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but is tested at least annually for impairment.

Software Development Costs — Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.* Costs associated with the planning and design phase of software development, including coding and testing activities necessary to establish technological feasibility of computer software products to be licensed or otherwise marketed, are expensed as research and development costs as incurred. Once technological feasibility has been determined, costs incurred in the construction phase of software development including coding, testing, and product quality assurance are capitalized. In accordance with SFAS No. 86, the Partnership has capitalized software for which the Partnership believes technological feasibility has been established.

Amortization commences at the time of capitalization or, in the case of a new service offering, at the time the service becomes available for use. The Partnership's policy is to amortize capitalized software costs using the straight-line method over a five-year period.

Licensing Agreement — In 2002, LBI contributed a nonexclusive, nontransferable right ("licensing agreement") to receive the Lehman Fixed Income index data via electronic transmission from LBI over a five-year period. The licensing agreement was amortized over the five-year term of the Agreement on a straight-line basis.

Income Taxes — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is includable in the federal income tax returns of the partners.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the partnership is not subject to Illinois Replacement Tax as all the income/(loss) generated in the state flows through to its partners, who are a partnership and an S corporation in the tiered structure.

Management's Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Financial Instruments — All of the financial instruments of the Partnership are carried at amounts that approximate fair value.

Recent Accounting Pronouncements — In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which outlines how companies should reflect uncertain tax positions in the financial statements and expands disclosures relating to these tax positions. Under the provisions of FIN 48, an uncertain tax amount should be recognized in the financial statements if it is more likely than not that the Partnership's tax position will prevail and the tax amount recognized should not exceed the amount that is probable of being paid or collected. In February 2008, FASB Staff Position ("FSP") FIN 48-2 was issued deferring implementation of FIN 48 for non-public companies to fiscal year beginning after December 15, 2007. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Partnership is currently evaluating the provisions of this new standard and has not determined the impact of adopting at this time.

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, *Fair Value Measurement*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for entities with fiscal years beginning after November 15, 2007. The Partnership is currently evaluating the provisions of this new standard and has not determined the impact of adopting at this time.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for entities with fiscal years beginning after November 15, 2007. The Partnership is currently evaluating the provisions of this new standard and has not determined the impact of adopting at this time.

3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2007, are summarized as follows:

Computer hardware	$ 1,724,570
Furniture and fixtures	398,712
Office equipment	832,799
Internal-use software	541,137
Leasehold improvements	866,202
	4,363,420
Less accumulated depreciation and amortization	(2,821,736)
Total	$ 1,541,684

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased by the Partnership at December 31, 2007, consisted of:

	Securities Owned	Securities Sold, not yet Purchased
Unit investment trusts	$ 9,817,169	$ 1,956,285
Closed-end funds	700,484	-
Exchange traded funds	217,110	-
State and municipal obligations	2,051,827	-
Corporate bonds	1,000	-
Total	$ 12,787,590	$ 1,956,285

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices which may differ from the market values reflected in the consolidated statement of financial condition.

Securities owned, pledged to creditors represents proprietary positions that have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others, subject to certain limitations.

5. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $7.7 million at December 31, 2007.

6. SHORT-TERM BANK BORROWINGS

Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement day basis. Short-term bank borrowings at December 31, 2007 totaled $11,000,000. The short-term bank borrowings also bear interest at variable rates based on the Federal Funds rate plus 50 basis points. The interest rate applied to the short-term bank borrowings was 5% at December 31, 2007. These borrowings are payable upon demand.

7. COMMITMENTS AND CONTINGENCIES

In June 2007, the Partnership entered into a non-cancellable operating lease agreement for office space in Wheaton, Illinois effective October 1, 2008 to October 31, 2019. The following are future minimum lease obligations on the Partnership's office and equipment leases:

Year Ending December 31	Amount
2008	$ 665,470
2009	1,596,223
2010	1,366,968
2011	1,316,917
2012	1,376,326
Thereafter	10,168,968
Total	$ 16,490,872

The Partnership, as of February 21, 2008, intends to provide capital, when necessary, to BondWave and Stonebridge, for at least the next 12 months to meet the operating obligations that BondWave and Stonebridge incur and to meet any applicable regulatory requirements.

In the normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2007, and were subsequently settled had no material effect on the consolidated statement of financial condition.

8. RELATED-PARTY TRANSACTIONS

Operations of the Partnership are conducted in facilities and by personnel shared with an affiliate. The Partnership also has an informal sublease arrangement with this affiliate for its office space.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

Certain employees of the Partnership own limited partnership interests in Grace.

The Partnership has an arrangement with an affiliate in Canada to provide services in connection with the affiliate's mutual fund product line. The arrangement calls for the payment of fees to the Partnership based on a percentage of the aggregate subscription price of all units purchased, and a percentage of the net asset value and an amount equal to the trailing commission.

Amounts receivable from affiliates primarily represent costs incurred, or paid on behalf of affiliated entities for certain administrative, human resource, and information technology services.

Receivables from affiliates related through common ownership are with First Trust Global Enterprises L.P., First Defined Portfolio Management Co., and First Trust Advisors L.P.

9. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants could contribute up to 100% of their annual salary to the plan to a maximum of $15,500 during the year ended December 31, 2007. Partnership contributions are at the discretion of management.

10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2007, the Partnership had net capital of $23,131,483, which was $21,448,916 in excess of its required net capital of $1,682,567. The Partnership's ratio of aggregate indebtedness to net capital was 1.09 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2007.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 21, 2008

First Trust Portfolios L.P. and Subsidiaries
1001 Warrenville Road
Lisle, IL 60532

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of First Trust Portfolios L.P. and Subsidiaries (the "Partnership") as of and for the year ended December 31, 2007 (on which we issued our report dated February 21, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Partnership in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of
Deloitte Touche Tohmatsu

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END